Exhibit 1

Release:	IMMEDIATE RELEASE

Contact:	Cecilia Au-Yeung Global-Tech Advanced Innovations Inc. Telephone: Hong Kong (852) 2814-0601 investorrelations@global-webpage.com

Web Page:	http://global-webpage.newshq.businesswire.com

GLOBAL-TECH ADVANCED INNOVATIONS REPORTS

SECOND QUARTER RESULTS FOR FISCAL 2016

Hong Kong, December 1, 2015 — Global-Tech Advanced Innovations Inc. (NASDAQ: GAI) today announced its financial results for the quarter ended September 30, 2015 (the Company’s second quarter of fiscal 2016).

Net sales for the second quarter of fiscal 2016 were $20.1 million, compared to $21.1 million for the corresponding quarter in fiscal 2015. Net loss for the second quarter of fiscal 2016 was $2.2 million, or $0.72 per share, compared to a net loss of $2.2 million, or $0.74 per share, for the second quarter of fiscal 2015.

Net sales for the six months ended September 30, 2015 were $35.4 million, compared to $45.7 million in the corresponding six-month period in fiscal 2015. Net loss for the first six months of fiscal 2016 was $3.2 million, or $1.06 per share, compared to a net loss of $2.5 million, or $0.83 per share, for the first half of fiscal 2015.

John C.K. Sham, the Company’s President and Chief Executive Officer, said: “Operating results for the second quarter of fiscal 2016 were similar to the corresponding period in fiscal 2015, with realized cost and operating efficiencies being offset by declining commodity pricing. The nature of the CCM business and eroding margins is unlikely to change in the foreseeable future as capacity in China continues to grow.”

Mr. Sham continued, “Despite the challenges facing our CCM business, we are increasing our efforts to improve the progress of our medical device technology. We continue to focus on marketing and R&D and are hopeful that this business could eventually improve our operating results.”

Mr. Sham concluded, “Given the commoditization of the CCM business, we continue to work on strategic alternatives to enhance shareholder value. We are hopeful that our cost-reduction efforts will begin to have a positive impact on operating results as we expect inflationary pressures to ease as the Chinese economy slows.”

Recent Developments

Announced Receipt of “Going Private” Offer

On August 1, 2015, the Company’s board of directors (the “Board”) received an unsolicited preliminary non-binding proposal letter (the “Proposal Letter”), dated August 1, 2015, from Mr. John C.K. Sham, President and Chief Executive Officer of the Company, and certain of his controlled or affiliated entities (collectively, the “Acquirer”), proposing a potential offer to acquire all of the outstanding common shares of the Company (the “Offer”) not already beneficially owned or controlled by the Acquirer for $8.75 in cash per share (“Shares”). According to the Proposal Letter, the Acquirer plans to form an acquisition company for the purpose of implementing the Offer, and the Offer is intended to be financed with a combination of cash and debt.

On August 5, 2015, in response to the Proposal Letter received by the Board from the Acquirer, the Board formed a special committee of independent directors who are not affiliated with the Acquirer (the “Special Committee”) to consider potential transactions involving the Company, including the previously announced Proposal Letter. The Special Committee consists of Mr. Barry J. Buttifant and Mr. Patrick Po-On Hui, with Mr. Buttifant acting as the chairman of the Special Committee.

Since August 2015, the Special Committee has retained Houlihan Lokey (China) Limited as its independent financial advisor, Cleary Gottlieb Steen & Hamilton LLP as its United States legal counsel and Maples & Calder as its British Virgin Islands legal counsel to assist in the evaluation of potential transactions involving the Company, including the Proposal Letter received by the Board from the Acquirer.

The Special Committee cautions the Company’s shareholders and others considering trading its securities that the Special Committee is continuing its evaluation of the Offer or other alternatives and that, at this time, no decisions have been made by the Special Committee with respect to the Company’s response to the Offer. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed or that the Offer or any other transaction will be approved or consummated.

Global-Tech Advanced Innovations Inc. is a holding company, owning subsidiaries that manufacture and market a diversified portfolio of products, such as complementary metal oxide semiconductor (CMOS) and camera modules (CCMs). The primary focus of its subsidiaries is to develop and market high-quality products for the communications industry in China and export such products to markets in other countries throughout the world.

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should,” “estimates,” or variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, demand for new and existing products in our core business, the financial condition of the Company’s customers, product demand and market acceptance especially of our new products, the success of new product development especially in the area of cellular phone components and solutions, compact camera modules and other pending projects, reliance on material customers, suppliers and key strategic alliances, the terms and conditions of customer contracts and purchase orders, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, including the revaluation of the Chinese Renminbi, the imposition by China’s trading partners of economic sanctions and/or protective tariffs on Chinese manufactured goods, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission including its most recent Report on Form 20-F. The Company does not undertake to update its forward-looking information, or any other information contained or referenced in this press release to reflect future events or circumstances.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands of United States dollars, except per share data)

	Three Months Ended September 30,		Six Months Ended September 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net sales	$20,123	$21,062	$35,430	$45,669
Cost of goods sold	(19,424)	(20,340)	(33,654)	(43,205)

Gross profit (loss)	699	722	1,776	2,464
Selling, general and administrative expenses	(3,745)	(3,361)	(7,246)	(6,315)
Other operating income (expense)	—	—	—	—

Operating income (loss)	(3,046)	(2,639)	(5,470)	(3,851)
Interest income, net	134	85	309	189
Other income (expense), net	711	406	1,916	1,323

Income (loss) from continuing operations before income taxes	(2,201)	(2,148)	(3,245)	(2,339)
Income tax expenses	4	(103)	4	(227)

Income (loss) from continuing operations	(2,197)	(2,251)	(3,241)	(2,566)
Net income (loss) attributable to non-controlling interests	13	15	26	30

Net income (loss) attributable to shareholders	$(2,184)	$(2,236)	$(3,215)	$(2,536)

Basic earnings (loss) per common share	$(0.72)	$(0.74)	$(1.06)	$(0.83)

Diluted earnings (loss) per common share	$(0.72)	$(0.74)	$(1.06)	$(0.83)

Basic weighted average number of shares outstanding	3,042	3,042	3,042	3,042

Diluted weighted average number of shares outstanding	3,042	3,042	3,042	3,042

GLOBAL-TECH ADVANCED INNOVATIONS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of United States dollars)

	September 30, 2015	March 31, 2015
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$17,132	$14,502
Time deposits	11,537	12,649
Restricted cash	7,220	9,851
Accounts and bills receivable, net	26,683	20,494
Inventories	6,697	6,419
Prepaid expenses	122	95
Deposits and other assets	2,889	3,754
Amount due from a related party	15	15

Total current assets	72,295	67,779
Interests in jointly-controlled entities	—	—
Property, plant and equipment, net	22,051	24,175
Land use rights, net	2,711	2,827
Deposits paid for purchase of property, plant and equipment	143	200
Deferred tax assets	3	3

Total assets	$97,203	$94,984

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	7,720	6,780
Accounts payable	19,630	14,248
Customer deposits	1,499	1,252
Accrued salaries, allowances and other employee benefits	3,198	3,078
Other accrued liabilities	5,750	6,284
Income tax payable	4,250	4,029

Total liabilities	42,047	35,671

Shareholders’ equity:
Common stock, par value $0.04 per share; 12,500,000 shares authorized; 3,233,814 shares issued as of September 30 and March 31, 2015	129	129
Additional paid-in capital	85,108	85,108
Statutory reserves	1,328	1,328
Accumulated deficit	(36,214)	(32,999)
Accumulated other comprehensive income	9,934	10,850
Less: Treasury stock, at cost, 189,587 shares as of September 30 and March 31, 2015	(4,663)	(4,663)

Total Global-Tech Advanced Innovations Inc. shareholders’ equity	55,622	59,753
Non-controlling interests	(466)	(440)

Total equity	55,156	59,313

Total liabilities and shareholders’ equity	$97,203	$94,984